Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 AUG 25 AM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

18 August 2003


03029476

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters
Assistant Company Secretary

Enc:

dlw 8/26

FILE NO. 82-5205

BRAMBLES INDUSTRIES PLC

18 August 2003

US FEDERAL COURT RE-AFFIRMS CHEP'S CONTINUOUS OWNERSHIP OF PALLETS

CHEP USA is involved from time to time in legal cases in the US, as management takes initiatives to work with pallet recyclers to recover CHEP pallets.

In that context, Brambles is pleased to note that a favourable decision has been handed down in the case involving Buckeye Diamond Logistics and CHEP USA. This decision reaffirms that CHEP retains ownership of pallets that come into the possession of pallet recyclers, which is an important legal principle in the integrity of the CHEP pallet pool model in the USA.

The Court's decision stated "The evidence demonstrates without question that CHEP has at all times retained ownership in its pallets" and that "the facts conclusively [demonstrate] that CHEP has not given up its right of ownership to those CHEP pallets that are subject of this litigation". Although this decision may be appealed, CHEP remains confident of successfully defending any such action.

For further information

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Australia		
Investor	John Hobson Head of Investor Relations	+61 (0) 2 9256 5216 +61 (0) 414 239 188 (mobile)
Media	Jeannette McLoughlin Group General Manager Corporate Communications	+61 (0) 2 9256 5255 +61 (0) 401 990 425 (mobile)

Brambles Industries is globally headquartered in Australia